Exhibit 99.1

MiX Telematics to Present at the Raymond James Institutional Investors Conference

MIDRAND, South Africa--(BUSINESS WIRE)--February 25, 2020--MiX Telematics (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced that its Chief Executive Officer, Stefan Joselowitz, and Chief Financial Officer, John Granara will present at the Raymond James Institutional Investors Conference in Orlando, Florida.

MiX Telematics’ presentation is scheduled for Tuesday, March 3, 2020 at 2:50 p.m. Eastern Time (9:50 p.m. South Africa Time) and will be webcast live. An archive of the presentation will be available for a limited time on the “Investors” page of the Company’s website (www.mixtelematics.com).

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 812,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Mexico, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Contacts

Investors:

Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835